

October 13, 2010

Xu Jianping
Chairman, President and Chief Executive Officer
China Dongfang Healthcare Group Inc.
No. 8, Shian South Road, Shijing Street
Baiyun District, Guangzhou City, People's Republic of China

Re: China Dongfang Healthcare Group Inc.
Amendment No. 1 to Registration Statement on Form 10-12G
Filed September 30, 2010
File No. 000-54063

Dear Mr. Xu:

We have reviewed your response letter and amended registration statement each filed September 30, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 1. Business
Guangzhou Dongfang Hospital Co. Ltd., page 4

1. Please expand your disclosure regarding your Exclusive Management Consultancy Agreement to disclose the amount of management fees paid under the agreement to date. If no fees have been paid under the agreement, please expand your disclosure to include a risk factor and other disclosure regarding why no fees have been paid to date. Please also expand your discussion of your liquidity in your MD&A to disclose the fees paid to date and discuss any potential problems, obstacles or conditions that must be met in order to obtain management fees from GDH and how this will affect the liquidity of China Dongfang Healthcare Group Inc.

Risks Related to Our Corporate Structure, page 32

2. Please tell us the nature and amount of audit adjustments in 2008 and 2009. Please also disclose that your financial manager and Chief Financial Officer do not have any formal training in U.S. GAAP, do not possess professional designations in U.S. GAAP and that they keep abreast of U.S. GAAP through updates received via the Internet.

Item 2. Financial Information
Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates

Revenue Recognition, page 44

3. Please refer to your response to comment 14 and your revised disclosures. Your accounting for revenues earned from the delivery of medical devices and related services to patients as a single amount does not appear to be in accordance with US GAAP. For revenue arrangements with multiple deliverables when the deliverables in the arrangement meet the criteria in paragraph ASC 605-25-25-5, US GAAP requires that you divide deliverables into separate units of accounting based on their relative fair values. The applicable revenue recognition criteria shall be considered separately for separate units of accounting. Please revise your financial statements and the related footnote and MD&A disclosures as applicable or tell us why such revision is not required.

4. In response to comment 15 you revised your disclosures to include the terms of your agreement with Mr. Yang Wei in your filing. Please revise your accounting policy disclosures here and in the footnotes to your financial statements as appropriate to clearly state your accounting policies for the revenue and expense amounts related to the activities of the dental center. For example, it is unclear whether you recognize revenues gross or net of the amounts allocated to Mr. Wei. It is unclear whether you recognize revenues gross or net of the associated costs. It is unclear whether or not you consolidate the accounts of the dental center.

5. In response to comment 16 you revised your disclosures to include the terms of your agreement with Mr. Luo Quanhong in your filing. Please revise your accounting policy disclosures here and in the footnotes to your financial statements as appropriate to clearly state your accounting policies for the revenue and expense amounts related to the activities of the medical center similar to the information requested in the preceding comment related to the dental center.

Item 5. Directors and Executive Officers, page 71

6. We note your response to prior comment 25. Please revise your description of business experience for each of your directors and executive officers to disclose the month and year which such persons became a director and/or officer of China Dongfang Healthcare Group, Inc.

Item 7. Certain Relationships and Related Transactions, and Director Independence
Certain Relationships and Related Transactions, page 74

7. We have reviewed your response to prior comment 26. It is not clear whether both loans from Mr. Xu are documented in Exhibit 10.11 or whether this agreement only documents the second loan. If the first loan is not in writing, please disclose that this loan is not documented in writing. If the first loan and the second loan are both documented in Exhibit 10.11, please disclose this and explain why you disclose on page 74 that you do not pay interest on the loan when the loan agreement provides for GDH to pay a 5% interest rate per annum.

Loan from and to the Development Zone Hospital, page 75

8. We are reissuing in part prior comment 28. Please include in this disclosure the name of each related person and such person's interest in each transaction. For example, please name the four prior shareholders of Winmark's capital stock, disclose the percentage of your shares received in the transaction and disclose all affiliations of each of the holders with your officers and directors.

You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP.

You may contact Ibolya Ignat at (202) 551-3356 or Gus Rodriguez at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Riegel at (202) 551-3575 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Jeffrey M. Taylor
        Jeffrey A. Rinde
        Blank Rome LLP
        One Logan Square
        18th & Cherry Streets
        Philadelphia, PA 19103